EXHIBIT 21.1
List of Subsidiaries*

Jurisdiction of Incorporation
TASER International, B.V.	The Netherlands
TASER International Europe SE	Germany
Axon Public Safety UK Limited	United Kingdom
Axon Public Safety Canada, Inc.	Canada
Axon Public Safety Australia Pty Ltd	Australia
MediaSolv Solutions Corporation	Delaware, U.S.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of TASER International, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.